UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Alibaba Group Holding Limited

(Name of Issuer)

American Depositary Shares (ADS), each representing

one ordinary share, par value $0.000025 per share

(Title of Class of Securities)

01609W102**

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depositary Shares, each representing one ordinary share, par value $0.000025 per share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: Jack Yun Ma
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 120,670,976
		6.	Shared Voting Power: 221,711,187
		7.	Sole Dispositive Power: 37,033,177
		8.	Shared Dispositive Power: 50,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 377,382,163
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 15.15% (1)
12.	Type of Reporting Person (See Instructions): IN

(1) Calculations are based on 2,491,772,645 ordinary shares of the Issuer (“Ordinary Shares”) outstanding, as of December 31, 2014.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: Joseph C. Tsai
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 48,412,114
		6.	Shared Voting Power: 221,711,187
		7.	Sole Dispositive Power: 63,412,114
		8.	Shared Dispositive Power: 50,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 285,123,301
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 11.44% (1)
12.	Type of Reporting Person (See Instructions): IN

(1) Calculations are based on 2,491,772,645  Ordinary Shares outstanding, as of December 31, 2014.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: Clara Wu Ming-Hua
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 160,000
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: 160,000
		8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 160,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.01% (1)
12.	Type of Reporting Person (See Instructions): IN

(1) Calculations are based on 2,491,772,645  Ordinary Shares outstanding, as of December 31, 2014.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: APN Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 50,000,000
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: 50,000,000
		8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 2.01% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,491,772,645  Ordinary Shares outstanding, as of December 31, 2014.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: JC Properties Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 57,367,988
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: 57,367,988
		8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,367,988
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 2.31% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,491,772,645  Ordinary Shares outstanding, as of December 31, 2014.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: JSP Investment Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 61,269,811
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: 61,269,811
		8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 61,269,811
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 2.46% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,491,772,645  Ordinary Shares outstanding, as of December 31, 2014.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: MFG Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 2,868,198
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: 2,868,198
		8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,868,198
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.12% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,491,772,645  Ordinary Shares outstanding, as of December 31, 2014.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: Parufam Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 21,905,952
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: 23,105,952
		8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,105,952
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.93% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,491,772,645  Ordinary Shares outstanding, as of December 31, 2014.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: PMH Holding Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 21,000,000
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: 21,000,000
		8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.84% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,491,772,645  Ordinary Shares outstanding, as of December 31, 2014.

STATEMENT ON SCHEDULE 13G

Item 1. (a).	Name of Issuer Alibaba Group Holding Limited, a Cayman Islands company (the “Issuer”).
Item 1. (b).	Address of Issuer’s Principal Executive Offices: c/o Alibaba Group Services Limited 26/F Tower One, Times Square 1 Matheson Street, Causeway Bay Hong Kong S.A.R.

Item 2(a).

Name of Person Filing

This Schedule 13G is filed on behalf of Jack Yun Ma, Joseph C. Tsai and Clara Wu Ming-Hua; APN Ltd., a Cayman Islands company; JC Properties Limited, a British Virgin Islands company; JSP Investment Limited, a British Virgin Islands company; MFG Limited, a British Virgin Islands company; Parufam Limited, a Bahamas corporation, and PMH Holding Limited, a British Virgin Islands company.

Jack Yun Ma, Joseph C. Tsai and Clara Wu Ming-Hua,  APN Ltd., JC Properties Limited, JSP Investment Limited, MFG Limited, Parufam Limited and PMH Holding Limited and are collectively referred to herein as the “Reporting Persons.”

Item 2(b).

Address of Principal Business Office

The principal business address for Jack Yun Ma is 969 West Yi Road, Yu Hang District, Hangzhou 311121, the People’s Republic of China.

The principal business address for Joseph C. Tsai is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.

The principal business address for Clara Wu Ming-Hua is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.

The principal business address for APN Ltd. is Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands.

The principal business address for JC Properties Limited is Offshore Incorporations Centre, P.O. Box 957, Road Town, Tortola, British Virgin Islands.

The principal business address for JSP Investment Limited is P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands.

The principal business address for MFG Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Island.

The principal business address for Parufam Limited is Suite 200B, 2nd Floor, Centre of Commerce, One Bay Street, P.O. Box N-3944, Nassau, Bahamas.

The principal business address for PMH Holding Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship
See Item 4 of each cover page.
Item 2(d).	Title of Class of Securities: American Depositary Shares (ADS), each representing one Ordinary Share, par value $0.000025 per share (each, an “Ordinary Share”) .
Item 2(e).	CUSIP Number: 01609W102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

All information is as of December 31, 2014.

(a) Beneficial Ownership:

The information required by Items 4(a) — (c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Voting Agreement

The Issuer, Jack Yun Ma, Joseph Tsai, Yahoo! Inc. and SoftBank Corp. are parties to a Voting Agreement, dated as of September 18, 2014 (the “Voting Agreement”). Pursuant to the Voting Agreement, the parties thereto agreed, among other things, that:

·                  SoftBank Corp. be permitted to nominate one director to the Issuer’s board of directors for so long as SoftBank Corp. and certain of its affiliates own 15% or more of the Issuer’s outstanding Ordinary Shares;

·                  SoftBank Corp. will (i) vote its Ordinary Shares in favor of the election of persons nominated to be directors by Lakeside Partners, L.P., a Cayman limited partnership (the “Alibaba Partnership”) until SoftBank Corp. and certain of its affiliates own less than 15% of the Issuer’s outstanding Ordinary Shares and (ii) grant the voting power of any portion of its holdings in Ordinary Shares exceeding 30% of the Issuer’s outstanding Ordinary Shares to Jack Yun Ma and Joesph Tsai by proxy;

·                  Yahoo! Inc. will (i) vote any Ordinary Shares owned by Yahoo! Inc. or certain of its affiliates in favor of the election of all of the Alibaba Partnership’s director nominees and the SoftBank Corp. director nominee for so long as SoftBank Corp. and certain of its affiliates own 15% or more of the Issuer’s outstanding Ordinary Shares and (ii) grant the voting power over any Ordinary Shares it owns, up to 121,500,000 million Ordinary Shares, to Jack Yun Ma and Joseph Tsai by proxy;  and

·                  Jack Yun Ma and Joseph Tsai will each vote the Ordinary Shares they own and any other Ordinary Shares over which they hold voting rights in favor of the election of the SoftBank Corp. director nominee for so long as SoftBank Corp. and certain of its affiliates own 15% or more of the Issuer’s outstanding Ordinary Shares.

SoftBank Corp.’s and Yahoo! Inc.’s proxy obligations described in clause (ii) in the second bullet and the third bullet above, respectively, shall (1) not apply in respect of any proposal submitted to the Issuer’s shareholders that may result in an issuance of Ordinary Shares or other equity interests of the Issuer, including securities exchangeable or convertible into Ordinary Shares, that would increase the amount of the Issuer’s then-outstanding Ordinary Shares by 3% or more and (2) terminate when Jack Yun Ma owns less than 1% of the Issuer’s issued and outstanding Ordinary Shares on a fully diluted basis or if the Issuer materially breaches the Voting Agreement.

Based on the voting arrangements among the parties to the Voting Agreement described above and certain relationships described below, each of Jack Yun Ma, Joesph Tsai, Yahoo! Inc. and SoftBank Corp. may be deemed to be members of a group that may be deemed to beneficially own the following Ordinary Shares:

·                  466,826,180 Ordinary Shares held directly by SoftBank Corp.;

·                  15,000,000 Ordinary Shares held directly by SBBM Corporation, an affiliate of SoftBank Corp.;

·                  315,916,800 Ordinary Shares held directly by SB China Holdings Pte Ltd., an affiliate of SoftBank Corp.;

·                  92,626,716 Ordinary Shares held directly by Yahoo! Inc.;

·                  290,938,700 Ordinary Shares held directly by Yahoo! Hong Kong Holdings Limited, an affiliate of Yahoo! Inc.;

·                  2,033,177 Ordinary Shares held directly by Jack Yun Ma;

·                  1,437,964 Ordinary Shares held directly by Joseph Tsai;

·                  160,000 Ordinary Shares held directly by Clara Wu Ming-Hua, Joseph Tsai’s spouse;

·                  1,200,000 Ordinary Shares held directly by Alternate Solutions Management Limited (see the section below entitled “—Alternate Solutions Management Limited” for more information about these Ordinary Shares);

·                  50,000,000 Ordinary Shares held directly by APN Ltd. (see the section below entitled “—APN Ltd.” for more information about these Ordinary Shares);

·                  57,367,988 Ordinary Shares held directly by JC Properties Limited (see the section below entitled “—JC Properties Limited” for more information about these Ordinary Shares);

·                  61,269,811Ordinary Shares held directly by JSP Investment Limited (see the section below entitled “—JSP Investment Limited” for more information about these Ordinary Shares);

·                  2,868,198 Ordinary Shares held directly by MFG Limited (see the section below entitled “—MFG Limited” for more information about these Ordinary Shares);

·                  21,905,952 Ordinary Shares held directly by Parufam Limited (see the section below entitled “—Parufam Limited” for more information about these Ordinary Shares);

·                  21,000,000 Ordinary Shares held directly by PMH Holding Limited (see the section below entitled “—PMH Holding Limited” for more information about these Ordinary Shares); and

·                  50,000,000 options to purchase Ordinary Shares held directly by SymAsia Foundation Limited (see the section below entitled “—SymAsia Foundation Limited” for more information about these options).

Alternate Solutions Management Limited

Parufam Limited, an entity affiliated with Joseph Tsai as described below, beneficially owns certain preferred shares of Alternate Solutions Management Limited which are exchangeable at his election into 1,200,000 Ordinary Shares and may, therefore, be deemed to beneficially own such Ordinary Shares. Alternate Solutions Management Limited has granted Joseph Tsai an irrevocable proxy to vote a number of Ordinary Shares owned by Alternate Solutions Management Limited equal to the number of Ordinary Shares into which he could exchange his preferred shares of Alternate Solutions Management Limited.

APN Ltd.

APN Ltd.is the holder of record of 50,000,000 Ordinary Shares. Jack Yun Ma is the majority equityholder, Joseph Tsai the minority equityholder and Jack Yun Ma and Joseph Tsai are directors of APN Ltd. Accordingly, Jack Yun Ma and Joseph Tsai may be deemed to share voting and dispositive power over the Ordinary Shares owned by APN Ltd. and therefore, be deemed to beneficially own such Ordinary Shares. APN Ltd. has granted Joseph Tsai a revocable proxy to vote 15,000,000 Ordinary Shares owned by APN Ltd.

JC Properties Limited

JC Properties Limited is the owner of record of 57,367,988 Ordinary Shares. Cathy Ying Zhang, Jack Yun Ma’s spouse, is the sole director of JC Properties Limited and may, therefore, be deemed to beneficially own such Ordinary Shares.  JC Properties Limited and Cathy Ying Zhang on its behalf have granted Jack Yun Ma a revocable proxy to vote the Ordinary Shares owned by JC Properties Limited.

JSP Investment Limited

JSP Investment Limited is the owner of record of 61,269,811 Ordinary Shares. Cathy Ying Zhang is the sole director of JSP Investment Limited and may, therefore, be deemed to beneficially own such Ordinary Shares. JSP Investment Limited and Cathy Ying Zhang on its behalf have granted Jack Yun Ma a revocable proxy to vote the Ordinary Shares owned by JSP Investment Limited.

MFG Limited

MFG Limited is the owner of record of 2,868,198 Ordinary Shares. Joseph Tsai is the sole director of MFG Limited, has voting and dispositive power over such Ordinary Shares, and may, therefore, be deemed to beneficially own the Ordinary Shares owned by MFG Limited. MFG Limited has also granted Joseph Tsai a revocable proxy to vote the Ordinary Shares owned by MFG Limited.

Parufam Limited

Parufam Limited is the owner of record of 21,905,952 Ordinary Shares. Joseph Tsai is a director of Parufam Limited and has been granted a revocable proxy to vote the Ordinary Shares owned by Parufam Limited. Joseph Tsai may, therefore, be deemed to beneficially own the Ordinary Shares owned by Parufam Limited.

PMH Holding Limited

PMH Holding Limited is the holder of record of 21,000,000 Ordinary Shares. Joseph Tsai is the sole director of PMH Holding Limited with voting and dispositive power over the Ordinary Shares owned by PMH Holding Limited and may, therefore, be deemed to beneficially own such Ordinary Shares. PMH Holding Limited has also granted Joseph Tsai a revocable proxy to vote the Ordinary Shares owned by PMH Holding Limited.

SymAsia Foundation Limited

SymAsia Foundation Limited, a non-profit organization incorporated as a company limited by guarantee in Singapore, is the direct holder of options representing the right to receive 50,000,000 Ordinary Shares upon exercise. Pursuant to the award agreements governing these options, SymAsia Foundation Limited may not exercise these options and its sole power with respect to the options is to transfer an aggregate of 35,000,000 options to the charitable trusts designated by Jack Yun Ma and an aggregate of 15,000,000 options to the charitable trusts designated by Joseph Tsai.  SymAsia Foundation Limited has no voting or dispositive power with respect to these options or the Ordinary Shares underlying them and does not beneficially own any Ordinary Shares. Jack Yun Ma has the right to designate the recipient charitable trust with respect to 35,000,000 options and may be deemed to have dispositive power with respect to such options. Accordingly, Jack Yun Ma may be deemed to beneficially own the 35,000,000 Ordinary Shares underlying such options.  Joseph Tsai has the right to designate the recipient charitable trust with respect to 15,000,000 options and may be deemed to have dispositive power with respect to such options. Accordingly, Joseph Tsai may be deemed to beneficially own the 15,000,000 Ordinary Shares underlying such options.

(b) Percent of class: See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.
(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote See Item 5 of each cover page. See also Item 4(a) above.
(ii)	Shared power to vote or to direct the vote See Item 6 of each cover page. See also Item 4(a) above.
(iii)	Sole power to dispose or to direct the disposition of See Item 7 of each cover page. See also Item 4(a) above.
(iv)	Shared power to dispose or to direct the disposition of See Item 8 of each cover page. See also Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Certain family trusts have the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares held by JC Properties Limited, JSP Investment Limited and Parufam Limited.

Except as set forth above and in Item 4 hereof, to the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the equityholders of the Reporting Persons, where applicable, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of outstanding Ordinary Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The parties to the Voting Agreement may be deemed to be a “group” pursuant to Rule 13d-5 of the Exchange Act. If the parties to the Voting Agreement are deemed to be a group, the members of such group would be the Reporting Persons, SoftBank Corp., Yahoo! Inc., Yahoo! Hong Kong Holdings Limited, SBBM Corporation and SB China Holdings Pte Ltd.

The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Exchange Act, the agreement with respect to which is attached hereto as Exhibit 99.1.  Each Reporting Person expressly disclaims beneficial ownership with respect to any Ordinary Shares of the Issuer other than the Ordinary Shares owned of record by such Reporting Person.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

JACK YUN MA

By:	/s/ TIMOTHY A. STEINERT AS ATTORNEY-IN-FACT FOR JACK YUN MA
	Name:	Jack Yun Ma

JOSEPH C. TSAI

By:	/s/ TIMOTHY A. STEINERT AS ATTORNEY-IN-FACT FOR JOSEPH C. TSAI
	Name:	Joseph C. Tsai

CLARA WU MING-HUA

By:	/s/ TIMOTHY A. STEINERT AS ATTORNEY-IN-FACT FOR CLARA WU MING-HUA
	Name:	Clara Wu Ming-Hua

APN LTD.

By:	/s/ TIMOTHY A. STEINERT AS ATTORNEY-IN-FACT FOR JACK YUN MA
	Name:	Jack Yun Ma
	Title:	Director

[Signature Page to Schedule 13G]

JC PROPERTIES LIMITED

By:	/s/ TIMOTHY A. STEINERT AS ATTORNEY-IN-FACT FOR CATHY YING ZHANG
	Name:	Cathy Ying Zhang
	Title:	Director

JSP INVESTMENT LIMITED

By:	/s/ TIMOTHY A. STEINERT AS ATTORNEY-IN-FACT FOR CATHY YING ZHANG
	Name:	Cathy Ying Zhang
	Title:	Director

MFG LIMITED

By:	/s/ TIMOTHY A. STEINERT AS ATTORNEY-IN-FACT FOR JOSEPH C. TSAI
	Name:	Joseph C. Tsai
	Title:	Director

PARUFAM LIMITED

By:	/s/ TIMOTHY A. STEINERT AS ATTORNEY-IN-FACT FOR JOSEPH C. TSAI
	Name:	Joseph C. Tsai
	Title:	Director

PMH HOLDING LIMITED

By:	/s/ TIMOTHY A. STEINERT AS ATTORNEY-IN-FACT FOR JOSEPH C. TSAI
	Name:	Joseph C. Tsai
	Title:	Director

[Signature Page to Schedule 13G]

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement, dated February 17, 2015, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Power of Attorney of the Reporting Persons, dated February 17, 2015.

[Signature Page to Joint Filing Agreement]